EXHIBIT 99.1
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                                                       [LOGO - ARC ENERGY TRUST]
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NEWS RELEASE

JANUARY 19, 2006

       ARC ENERGY TRUST ANNOUNCES THE ENHANCEMENT OF ITS LEADERSHIP TEAM

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Calgary, January 19, 2006, (AET.UN AND ARX - TSX) ARC Energy Trust ("ARC" or
"the Trust") is pleased to announced an enhancement of its leadership team. ARC's vision is to be a leading oil and gas producer structured as a public royalty trust. As business conditions change and the competitive environment evolves, it is critical that the Trust strives for continual improvement in every aspect of its business.

ARC's assets are among the highest quality in the sector and possess substantial upside potential. In order to continue to focus on our base production and increase our efforts aimed at translating unrealized potential in our assets to value for our unitholders, ARC has reorganized its officer team as follows:

Myron Stadnyk, formerly Vice President, Land and Operations, assumed the role of Senior Vice President and Chief Operating Officer ("COO"). Mr. Stadnyk will add responsibility for Engineering, Geology, Geophysics and Joint Ventures to those of Land and Operations, which he had previously.

Doug Bonner, formerly Vice President, Engineering, has assumed responsibility for the strategic development and expansion of ARC's assets in the role of Senior Vice President, Corporate Development. ARC's unconventional gas and CO2 enhanced recovery initiatives will be under Mr. Bonner's stewardship as will be the Business Development and Planning groups."

David Carey, formerly Vice President, Business Development, will focus on Investor Relations and Corporate Governance issues in the role of Senior Vice President, Capital Markets.

Susan Healy, formerly Vice President, Corporate Services, has been appointed Senior Vice President, Corporate Services and will add responsibility for Information Technology to her oversight of Human Resources and Corporate Services.

Steve Sinclair's role remains unchanged but his title has changed to Senior Vice President, Finance and Chief Financial Officer

All of the senior officers will continue to report to John Dielwart, ARC's President and Chief Executive Officer.

Van Dafoe will continue in his current role of Treasurer reporting to Mr. Sinclair.

ARC has also appointed two new Vice Presidents who will report to Mr. Stadnyk in his role as COO. Terry Anderson, formerly Manager, Field Operations, assumed the role of Vice President, Operations and Yvan Chretien, formerly Manager, Land assumed the role of Vice President, Land.

"I believe the prospects for our organization have never been brighter and this restructuring of responsibilities will position ARC to capitalize fully on all its opportunities," commented, John Dielwart, President and CEO.

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ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $5.8 billion. In 2006, the Trust expects to produce approximately 61,000 barrels of oil equivalent per day from five core areas in western Canada. ARC Energy Trust units trade on the TSX under the symbol AET.UN and ARC Resources exchangeable shares trade under the symbol ARX.

Contained in this news release is forward-looking information. The reader is cautioned that assumptions used in the preparations of such information, particularly those pertaining to cash distributions, production levels, operating costs and drilling results, although considered reasonable by the Trust at the time of preparation, may prove to be incorrect. A number of factors, including, but not limited to: commodity prices, reservoir performance, weather, drilling performance and industry conditions, may cause the actual results achieved to vary from projections, anticipated results or other information provided herein and the variations may be material. Consequently, there is no representation by the Trust that actual results achieved will be the same in whole or in part as those presented herein.

Note: Barrels of oil equivalent (BOE's) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ARC ENERGY TRUST

John P. Dielwart,
President and Chief Executive Officer


    For further information about ARC Energy Trust, please visit our website
                       www.arcenergytrust.com or contact:

                 Investor Relations, E-mail: ir@arcresources.com
            Telephone: (403) 503-8600            Fax: (403) 509-6417
                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
              Suite 2100, 440 - 2nd Avenue S.W., Calgary, AB T2P 5E9